[redacted]

SECUR 09040100 SSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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CM

| SEC FILE NUMBER |
|---|
| 8- 47616 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 WEST 57th STREET Suite 2322
(No. and Street)

NY (City) NY (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence May 212 489 0100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N NEVITT CPA
(Name – *if individual, state last, first, middle name*)

116 NEW SOUTH ROAD Hicksville NY 11801
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

5/6

# OATH OR AFFIRMATION

I, Lawrence E May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAY CAPITAL Group LLC, as of 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

state of NY
County of NY
sworn to before me this 28th day
of February, 2009

Signature

PRESIDENT
Title

WOODY A. RAYMOND
Notary Public, State of New York
No. 01RA6024275
Qualified in Kings County
Commission Expires May 3, 20 11

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MAY CAPITAL GROUP, LLC**
**BALANCE SHEETS**
**DECEMBER 31,**

| **ASSETS** | **2008** | **2007** |
|---|---|---|
| Cash | $ 13,629 | $ 24,427 |
| Accounts receivable | 9,765 | 20,735 |
| Prepaid expenses | 1,857 | - |
| Equipment, net of accumulated depreciation of $25,417 | - | - |
| **Total Assets** | **$ 25,251** | **$ 45,162** |
| **LIABILITIES AND MEMBERS' CAPITAL** | | |
| **Accrued Liabilities** | **$ 4,100** | **$ 9,123** |
| **Commitments and Contingencies** | | |
| **Member's Capital** | **21,151** | **36,039** |
| **Total Liabilities and Member's Capital** | **$ 25,251** | **$ 45,162** |

*See accompanying notes and accountant's report.*

**MAY CAPITAL GROUP, LLC**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31,**

| | 2008 | 2007 |
|---|---|---|
| **Income** (Note 7) | $ 163,396 | $ 245,937 |
| **Expenses:** | | |
| Filing fees | 2,940 | 5,725 |
| Professional fees | 11,315 | 14,237 |
| Office | 8,788 | 10,008 |
| Insurance | 364 | 364 |
| Travel and promotion | 8,189 | 12,086 |
| Interest (income) | ( 660) | ( 670) |
| Income taxes (Note 5) | 1,617 | 9,743 |
| Profit sharing plan (Note 6 ) | - | 4,800 |
| Rent | 16,500 | 13,516 |
| Consulting fees and outside services | 37,231 | 10,065 |
| | **86,284** | **79,874** |
| **Net Income** | **$ 77,112** | **$ 166,063** |

*See accompanying notes and accountant's report.*

**MAY CAPITAL GROUP, LLC**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31,**

| | 2008 | 2007 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income | $ 77,112 | $ 166,063 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in accounts receivable | 10,970 | ( 16,508) |
| (Increase) in prepaid expenses | ( 1,857) | - |
| Increase (decrease) in accrued liabilities | ( 5,023) | ( 2,257) |
| **Net Cash Provided By Operating Activities** | **81,202** | **147,298** |
| **Cash Flows (Used In) Financing Activities:** | | |
| Member's distributions | ( 92,000) | ( 186,000) |
| **Net Cash (Used In) Financing Activities:** | **( 92,000)** | **( 186,000)** |
| **Net (Decrease) In Cash** | **( 10,798)** | **( 38,702)** |
| Cash, At Beginning | 24,427 | 63,129 |
| **Cash, At End** | **$ 13,629** | **$ 24,427** |

**Supplementary Disclosures**

| | | |
|---|---|---|
| Interest Paid | $ - | $ 1,071 |
| Income Taxes Paid | $ 3,808 | $ 9,338 |

*See accompanying notes and accountant's report.*

# MAY CAPITAL GROUP, LLC
## STATEMENTS OF MEMBERS' CAPITAL
## DECEMBER 31,

| | 2008 | 2007 |
|---|---|---|
| **At Beginning** | $ 36,039 | $ 55,976 |
| **Net income** | 77,112 | 166,063 |
| | 113,151 | 222,039 |
| **Distributions** | ( 92,000) | ( 186,000) |
| **At End** | $ 21,151 | $ 36,039 |

*See accompanying notes and accountant's report.*

# MAY CAPITAL GROUP, LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2008 AND 2007

**Note 1 - Organization**

In 1999 the Company changed its name to May Capital Group, LLC.

**Note 2 - Business Activity**

The Company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, variable annuities and direct participation programs as outlined in FINRA membership and registration rule 1022 (e) (2). The Company does not receive or hold funds or securities for, or owe funds or securities to clients nor does it maintain client accounts and is in compliance with its exemption from SEC Rule 15c3-3, under the K-1 exemption.

**Note 3 - Significant Accounting Policies**

The Company prepares its financial statement on the accrual basis of accounting whereby revenues and expenses are generally recognized in the year in which they are earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

**Note 4 - Regulatory Requirements**

The Company is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934 with respect to minimum required net capital, which is defined as the greater of $5,000 or 6 2/3% of aggregate indebtedness (see additional information).

No material differences exist between the audited computation of net capital and the Company's corresponding focus Part II A.

There are no material inadequacies in the Company's accounting system, internal accounting control, and procedures for safeguarding securities.

**Note 5 - Income Taxes**

For Federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business Tax.

**Note 6- Profit Sharing Plan**

During 2006, the Company adopted the profit sharing plan of the May Financial Group Ltd., a related party. The Company has elected not to make a contribution for 2008. The Company's contribution for 2007 was $4,800.

**Note 7 - Concentrations**

Income, in 2008, includes fees derived from five entities, each of which represents more than ten percent of total income. Income, in 2007, includes fees derived from three entities, each of which represents more than ten percent of total income.

RNNcpa pc

**INDEPENDENT AUDITOR'S REPORT**
**ON ADDITIONAL INFORMATION**

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2008 and 2007 precedes the balance sheet. The audit is made for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934. Such information, for 2008 and 2007, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert N. Nevitt CPA, P.C.

February 16, 2009

**Robert N. Nevitt CPA, P.C.** 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

**MAY CAPITAL GROUP, LLC**
**NET CAPITAL COMPUTATION**
**DECEMBER 31,**

| | 2008 | 2007 |
|---|---|---|
| **Members' Capital** | $ 21,151 | $ 36,039 |
| Nonallowable Assets | ( 7,055) | ( 2,500) |
| Haircut - Exempted Securities | ( 273) | ( 489) |
| **Net Capital Computed** | 13,823 | 33,050 |
| **Net Capital Requirement** | ( 5,000) | ( 5,000) |
| **Excess Net Capital** | $ 8,823 | $ 28,050 |

RNNcpa pc

Mr. Lawrence May
May Capital Group, LLC
250 West 57th Street Suite 2322
New York, NY 10107

In planning and performing my audit of the financial statements of May Capital Group, LLC, (the "Company"), for the year ended December 31,2008, I can attest to the Company's compliance with its exemption from SEC Rule 15c3-3, (under the K-1 exemption) wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts.

This letter is intended for the use by the Company's management, the SEC, FINRA and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Robert N. Nevitt CPA, P.C.

February 16, 2009

**Robert N. Nevitt CPA, P.C.** 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com